Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Hess Midstream LP for the registration of its Class A Shares and Preferred Shares representing limited partner interest and to the incorporation by reference therein of our report dated February 29, 2024 (except for the effects of the Company’s adoption of ASU 2023-07, Improvements to Reportable Segments Disclosures, as to which the date is August 8, 2024), with respect to the consolidated financial statements of Hess Midstream LP included in its Annual Report (Form 10-K) for the year ended December 31, 2025, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas

February 25, 2026